United States securities and exchange commission logo





                             October 4, 2023

       Rushi Shah
       Chief Executive Officer
       Mag Mile Capital, Inc.
       1141 W. Randolph St.
       Suite 200
       Chicago, IL 60607

                                                        Re: Mag Mile Capital,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 6,
2023
                                                            File No. 333-274354

       Dear Rushi Shah:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed September 6, 2023

       Cover page

   1. We note that your common stock is quoted on the OTC Pink Market and that the selling shareholders may offer
and sell the common stock at prevailing market prices or at
                                                        negotiated prices.
Please note that the OTC Pink Market is not an established public trading market into
which a selling shareholder may offer and sell shares at other than a fixed price.
Accordingly, please revise your cover page disclosure, and make corresponding changes
elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders
will offer and sell shares until your shares are listed on a national securities exchange or
quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market
prices. Refer to Item 501(b)(3) of Regulation S-K.
   2. Please include cover page disclosure acknowledging that your shares are subject to the penny stock rules and
include a cross reference to a more detailed discussion regarding the
 Rushi Shah
FirstName  LastNameRushi Shah
Mag Mile Capital, Inc.
Comapany
October    NameMag Mile Capital, Inc.
        4, 2023
October
Page 2 4, 2023 Page 2
FirstName LastName
         risks of offering a penny stock.
Prospectus Summary, page 4

3.       We note that you highlight relationships with certain customers such
as    Hilton, Hyatt,
         Marriott, Four Season and Wyndham.    To ensure balanced disclosure
and appropriate
         context, please tell us how you selected these relationships, whether these customers account for a material portion of your revenues, and any material agreements you have with them.
Risk Factors, page 10

4. Please revise to include a risk factor acknowledging the risks of your status as an emerging growth company. This should include but not be limited to the risk that your financial statements will not be comparable to those of other publicly traded companies.
         Additionally, please revise the revenue threshold for emerging growth company status to
         $1.235 billion here and throughout the filing. For guidance, refer to the definition of an
            emerging growth company    in Rule 405 under the Securities Act.
Business
Intellectual Property, page 27

5.       We note your statement that you    rely on a combination of patent,
trademark, copyright,
         unfair competition and trade secret laws, as well as confidentiality procedures and
         contractual restrictions,    with respect to your technology and
proprietary information.
         Please briefly describe any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including their duration. Refer to Item 100(h)(4)(vii) of
         Regulation S-K.
Financial Statements - Mag Mile Capital, Inc. f/k/a CSF Capital LLC
Report of Independent Registered Public Accounting Firm, page F-3

6. We note that your PCAOB registered public accounting firm is located in Lagos, Nigeria and that your operations are in the U.S. Please tell us whether your accounting firm relied on the work of another auditor and the extent to which Olayinka Oyebola & Co.
         performed audit procedures.

Financial Statements - MySon, Inc.
General, page F-10

7. Please provide updated audited financial statements for the fiscal year ended July 31,
         2023, and 2022. Such updated financial statements are required 45 days following year end for Smaller Reporting Companies that have reported income for either of the previous two fiscal years but do not expect to report income for fiscal 2023, which based on your interim financial statements as of April 30, 2023 appears to be the case.
 Rushi Shah
Mag Mile Capital, Inc.
October 4, 2023
Page 3
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-16

8. Please expand your revenue recognition policy to address all the disclosure requirements of ASC 606-10-50. Also, disclose if and how you account for the risk that the securitized revenue may not be realized.

Exhibits

9. Please include the signed audit report and appropriate auditor consents for Myson, Inc.'s
       July 31, 2022, and 2021, audited financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claire DeLabar at 202-551-3349 or Inessa Kessman at 202-551-3371 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRushi Shah
                                                            Division of
Corporation Finance
Comapany NameMag Mile Capital, Inc.
                                                            Office of
Technology
October 4, 2023 Page 3
cc:       Ernie Stern
FirstName LastName